SOLAR ENERGY LIMITED

73200 El Paseo Suite 2H

Palm Desert, California 92260

January 30, 2012

Yong Kim

Staff Accountant

Division of Corporate Finance

450 Fifth Street, N.W.

United States Securities and Exchange Commission

Washington, D.C.  20549

RE:

Solar Energy Limited

Form 10-K for the Year Ended December 31, 2010

Filed April 27, 2011

File No. 1-14791

Dear Ms. Kim:

Thank you for your correspondence directed to Solar Energy Limited (the “Company”) dated November 18, 2011, in connection with neglected disclosure related to our prior auditor BehlerMick PS and our failure to remain in compliance with the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act (the “Exchange Act”).

We write to advise that the Company filed certain disclosure on Item 4.01 of Form 8-K with the Commission on January 17, 2012 to disclose the dismissal of BehlerMick PS as the Company’s auditor and to disclose a change of auditor to MartinelliMick PLLC on November 1, 2011.

Further, we write to advise that the Company is in the process of rectifying its failure to remain in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act and expects to file for all 2011 quarterly periods on Form 10-Q within the next forty five days. The failure to remain in compliance and the delay in returning to compliance can be attributed to fiscal constraints that are now being addressed by certain Company shareholders.

We do hope that the information provided above is responsive to your correspondence.  Should you have any additional comments or questions regarding the Company, please contact me.  I may be reached at (760) 799-1005.

Sincerely,

/s/ Michael Gobuty

Michael Gobuty

Chief Executive Officer